SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
Amendment No. 2
to
ANNUAL REPORT
of
PROVINCE OF MANITOBA
CANADA
(Name of Registrant)
Date of end of last fiscal year:  March 31, 2009
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
JOHN MCNAB
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022
Copies to:

ROBERT E. BUCKHOLZ, JR.	Hugh Eliasson
Sullivan & Cromwell	Deputy Minister of Finance
125 Broad Street	Province of Manitoba
New York, New York 10004	Department of Finance
Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2009, as set forth in the pages attached hereto:

Exhibit 99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months — April to December 2009.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on March 5, 2010.

Province of Manitoba
By:	/s/ Garry Steski
Garry Steski

EXHIBIT INDEX

Exhibit Number	Description	Page

99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months — April to December 2009.